Mail Stop 0306


March 9, 2005

Mr. James Vandeberg
Chief Financial Officer
REGI U.S., Inc.
#1103-11871 Horseshoe Way
Richmond, BC V7A 5H5 Canada


	RE: 	REGI U.S., Inc.
		Form 10-KSB for the fiscal year ended April 30, 2004 Forms 10-QSB for the quarters ended July 31, and October 31, 2004
		File No.  000-17861

Dear Mr. Vandeberg,

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB for the fiscal year ended April 30, 2004 and Forms 10-QSB for the quarters ended July 31, and October 31, 2004

Controls and Procedures

1. We note that your certifying officers disclose their conclusions as to the effectiveness of your disclosure controls and procedures "within 90 days before the filing date of this report." However,
Item 308(a)(3)of Regulation S-B requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the small business issuer`s most recent fiscal year." Please revise accordingly.

2. We that your disclosure that your officers "concluded that as of the evaluation date, our disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms." Please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange
Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

3. We note your disclosure that "there have been no significant changes in internal controls..." Please revise your disclosure to remove the word significant and to discuss all changes in your internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting, as required by Item 308(c)
of Regulation S-B, as amended effective August 13, 2003.


Exhibit 31.1 and 31.2 Certifications

4. We note that the certifications filed as Exhibits 31.1 and 31.2 were prepared under the former Form10-KSB / 10-QSB certification requirements. These requirements were amended by Release No. 33-8238: Management`s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31.1 pursuant to Part III.E of Release No. 8238. Accordingly, please amend your April 30, 2004 Form
10-K, July 31, 2004 Form 10-Q and your October 31, 2004 10-Q that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in
Item
601of Regulation S-B.
*	*	*	*


	As appropriate, please amend your October 31, 2004 Form 10-Q, July 31, 2004 Form 10-Q and April 30, 2004 Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Please
file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Eric Atallah, Staff Accountant at (202) 824-
5266
or me at (202) 942-2861 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Daniel Gordon, Branch Chief, at (202) 942-2813.


      								  Sincerely,


								  Kate Tillan
								  Reviewing Accountant
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Mr. James Vandeberg
REGI U.S., Inc
March 9, 2005
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